PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

09046384

SEC
Mail Processing
Section

JUN 09 2009

Washington, DC
122

3rd June 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc~~ (f/k/a Premier Oil Group plc)
~~Rule~~ 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 3rd June 2009.

"Vietnam Update"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

JLW 6/24

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc

("Premier")

Vietnam Update

3 June 2009

The Cá Rồng Đỏ exploration well (07-CRD-1X) well on Block 07/03 offshore Vietnam has been drilled to TD at a measured depth of 3,810m BRT, having intersected the target intervals. The well was spudded on 6th May 2009 using the semi-submersible drilling unit "Hakuryu-5".

The well encountered oil and gas shows while drilling and wire line logging has now commenced to determine the net pay and nature of the hydrocarbons. A further statement will be made on completion of operations.

Enquiries

Premier Oil plc **Tel: 020 7730 1111**
Andrew Lodge

Pelham PR
James Henderson **Tel: 020 7337 1501 / 07774 444 163**
Gavin Davis **Tel: 020 7337 1515 / 07910 104 660**
Evgeniy Chuikov **Tel: 020 7337 1513 / 07894 608 606**